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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 9, 2007

BIOMIRA INC.
(Translation of registrant's name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

        On November 8, 2007, Biomira Inc. ("Biomira") filed with the System for Electronic Document Analysis and Retrieval in Canada ("SEDAR") a copy of the materials mailed to Biomira shareholders on or about November 7, 2007 announcing a special meeting and soliciting their proxy. A copy of the Notice of Special Meeting is attached to this report as Exhibit 99.1. A copy of the Management Information Circular/Prospectus is attached to this report as Exhibit 99.2. A copy of the Supplement to the Proxy Statement is attached to this report as Exhibit 99.3. Copies of the forms of Proxy Cards are attached as Exhibits 99.4 through 99.6.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Special Meeting.
99.2	Management Information Circular/Prospectus.
99.3	Supplement to the Proxy Statement
99.4	Form of United States Voting Instruction Form.
99.5	Form of Canadian Voting Instruction Form.
99.6	Form of Registered Shareholder Proxy.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)
Date: November 9, 2007	By:	/s/ EDWARD A. TAYLOR Edward A. Taylor Vice President, Finance & Administration and Chief Financial Officer

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EXPLANATORY NOTE
EXHIBIT INDEX
SIGNATURES